385 East Colorado Boulevard, 3rd Floor, Pasadena, California 91101

March 8, 2017
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Western Asset Mortgage Capital Corporation Registration Statement on Form S-3 (File No. 333-216496)
Ladies and Gentlemen:
We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.
Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-216496) filed by Western Asset Mortgage Capital Corporation on March 7, 2017:
“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”
If you have any questions or comments in connection with this delaying amendment, please contact David J. Goldschmidt (212-735-3574) of Skadden, Arps, Slate, Meagher & Flom LLP.
[Signature page follows]

Kind regards,

/s/ Lisa Meyer
Lisa Meyer Chief Financial Officer & Treasurer Western Asset Mortgage Capital Corporation

cc:	David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP